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Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ONEOK, Inc.

Registration Statement on Form S-4

Filed March 7, 2017

File No. 333-216489

Dear Ms. Ransom:

On behalf of ONEOK, Inc. (“ONEOK”) and in response to the comments of the Staff of the Office of Consumer Products (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding ONEOK’s Registration Statement on Form S-4 filed with the Commission on March 7, 2017, as communicated in your letter dated April 6, 2017 (the “Comment Letter”), we are submitting this letter containing responses to the Comment Letter. The responses relating to the last sentence of comment 2, and comment 6 has been provided to ONEOK by the ONEOK Partners conflicts committee or its counsel, and the responses to comments 7 and 9 have been provided to ONEOK by Barclays Capital Inc. or its counsel. For convenience of reference, we have repeated your comments in bold text followed by our responses. An amendment to the Registration Statement (“Amendment No. 1”) has been filed via EDGAR on the date hereof which, among other things, includes disclosure which is responsive to the Staff’s comments.

General

1.	Please provide us with copies of all materials prepared by both financial advisors and shared with the ONEOK Partners conflicts committee and board and the ONEOK special committee and board and their representatives, including copies of all board books and summaries that were material to the decisions to approve the transactions.

Mara L. Ransom

U.S. Securities and Exchange Commission

April 21, 2017

In response to the Staff’s comment, counsel to the respective financial advisors have previously provided or are providing to the Staff copies of the requested materials, in each case under separate cover and subject to confidential treatment requests.

2.	We note your indication throughout your prospectus that the ONEOK management intends to recommend to the ONEOK board an increase to the quarterly dividend on the ONEOK common stock of approximately 21% to $.745 per share for the first dividend declaration date immediately following completion of the merger and ONEOK has announced an expectation of dividend growth of 9 to 11% annually through 2021. Because dividend increases are not assured, discuss the risks that the ONEOK board may choose not to implement the expected immediate increase, as well as future increases, and the impact this will have on ONEOK Partners unitholders. Please also discuss whether this risk was considered by the ONEOK Partners conflicts committee and ONEOK Partners Board at the time they recommended the merger, considering your discussion of the background of the merger indicates that the ONEOK Partners conflicts committee would support the merger if these terms were satisfied.

In response to the Staff’s comment, the disclosure on pages iii, 19, 21, 25-26 and 39-42 of Amendment No. 1 has been revised.

Questions and Answers About the Merger and the Special Meetings, page ii

3.	You state throughout your prospectus that a ONEOK Partners unitholder is expected to initially receive approximately 7% less in quarterly cash distributions after giving effect to the merger. You go on to say here and on page 21 that “through expected dividend growth over time, dividends are expected to exceed the amount of distributions ONEOK Partners unitholders currently receive.” Please elaborate to provide the basis for your statement that distributions are expected to increase and exceed current amounts over time.

In response to the Staff’s comment, the disclosure on pages iii and 21 of Amendment No. 1 has been revised.

The Merger

Background of the Merger, page 34

4.	Please discuss why by mid-October 2016 management had concluded that an acquisition of the common units of ONEOK Partners was likely to be “the most favorable of the strategic alternatives considered,” and what made them pursue this strategic alternative now.

In response to the Staff’s comment, the disclosure on pages 34-35 of Amendment No. 1 has been revised.

5.	Please elaborate upon the other strategic alternatives considered by the ONEOK board and management at the meetings held on October 19, 2016, November 8, 2016, December 13, 2016, and January 24, 2017, including the various considerations and conclusions that were made, and why those alternatives were not pursued. Your revised disclosure should explain why the Potential Transaction was favored over the various strategic alternatives considered.

Mara L. Ransom

U.S. Securities and Exchange Commission

April 21, 2017

In response to the Staff’s comment, the disclosure on pages 34-35 and 37 of Amendment No. 1 has been revised.

6.	Please elaborate upon the “potential structuring alternatives to the proposed merger and certain preliminary financial benefits and considerations of such potential structuring alternatives,” which Barclays discussed with the ONEOK Partners conflicts committee during their January 26, 2017 meeting, the various considerations and conclusions that were made, and why those alternatives were not pursued. Also, explain why the ONEOK Partners conflicts committee concluded from the meeting that the proposed merger was “an attractive strategic option for ONEOK Partners and its unaffiliated unitholders.”

In response to the Staff’s comment, the disclosure on page 39 of Amendment No. 1 has been revised.

Unaudited Projected Financial Information, page 49

7.	Please revise to provide the pro forma company information with respect to the “flat case” on page 52, as you seem to contemplate providing that information in the introductory paragraph and it would be useful for readers to contrast it with the “expected case.”

In response to the Staff’s comment, the disclosure on page 54 of Amendment No. 1 has been revised.

8.	Considering both financial advisors appear to have relied upon Synergies or Expected Synergies and Expected Benefits in conducting certain analyses and arriving at their respective opinions, please revise to disclose this information.

In response to the Staff’s comment, the disclosure on pages 55 and 56 of Amendment No. 1 has been revised.

Opinion of the Financial Advisor to the ONEOK Partners Conflicts Committee, page 62

9.	In the discussion of this financial advisor’s “Discounted Cash Flow Analysis,” you refer to three sets of financial projections that were considered by your financial advisor. It does not appear that the third set of projections, the Research Case Projections, has been disclosed. Please revise or advise.

In response to the Staff’s comment, the disclosure on page 55 of Amendment No. 1 has been revised.

The Merger Agreement, page 86

10.	Please revise the last sentence of the second paragraph to clarify the date by which it speaks, i.e., as of when should one “not read these representations . . . . . as characterizations of the actual state of facts or condition of ONEOK or ONEOK Partners . . . .”

In response to the Staff’s comment, the disclosure on page 90 of Amendment No. 1 has been revised.

ONEOK acknowledges that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Mara L. Ransom

U.S. Securities and Exchange Commission

April 21, 2017

If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (713) 655-5115 or Stephen W. Lake of ONEOK, Inc. at (918) 588-7942.

Very truly yours,

/s/ Frank E. Bayouth

Frank E. Bayouth

cc:	Jacqueline Kaufman, Staff Attorney
Terry K. Spencer, ONEOK, Inc.
Stephen W. Lake, ONEOK, Inc.
Mike O’Leary, Andrews Kurth Kenyon LLP